UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                                        SEC File Number: 0-20843
                     FORM 12b-25     CUSIP Number: 730749108


                           NOTIFICATION OF LATE FILING

(Check  One):  ( ) Form 10-KSB  ( ) Form 20-F  ( ) Form 11-K (X) Form 10-QSB
               ( ) Form N-SAR

     For  Period  Ended:  June 30, 1999

     ( )     Transition  Report  on  Form  10-K
     ( )     Transition  Report  on  Form  20-F
     ( )     Transition  Report  on  Form  11-K
     ( )     Transition  Report  on  Form  10-Q
     ( )     Transition  Report  on  Form  N-SAR

     For  the  Transition  Period  Ended:

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  Read Instructions (on back page) Before Preparing Form, Please Print or Type.
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:



                         PART I - REGISTRANT INFORMATION


POINTE  COMMUNICATIONS  CORPORATION
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Full  Name  of  Registrant

CHARTER  COMMUNICATIONS  INTERNATIONAL,  INC.
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Former  Name  if  Applicable

1325 Northmeadow Parkway, Suite 110
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Address  of  Principal  Executive  Office  (Street  and  Number)

ROSWELL,  GA  30076
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City,  State  and  Zip  Code


                        PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (X)     (a)     The  reasons  described in reasonable detail in Part III of this  form  could  not  be  eliminated  without  unreasonable effort or expense;

     (X) (b) The subject annual report, semi-annual report, transition report on Form 10-KSB, Form 20-F, 11K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on the Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     ( )     (c)     The  accountant's  statement  or  other exhibit required by
Rule  12b-25(c)  has  been  attached  is  applicable.

                              PART III - NARRATIVE

     State below in reasonable detail the reasons why the Form 10-KSB, 11-K, 10-QSB, N-SAR, or the transition report or portions thereof, could not be filed with the prescribed time period. (Attach Extra Sheets if Needed)

     The Registrant's Quarterly Report on Form 10-QSB for the period ended June 30, 1999, could not be filed within the prescribed time period because certain information and data relating to and necessary for the completion of the Registrant's management's discussion and analysis of financial condition and results of operations could not be obtained by the Registrant within the time period without unreasonable effort or expense. The Registrant is currently pursuing a merger transaction which has consumed a considerable amount of the management's time. The management anticipates that the Registrant's Form 10-QSB will be filed on or before August 23, 1999.

                           PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     RICHARD  HALEVY                    (770)                    432-6800
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          (Name)                    (Area  Code)            (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no identify report(s).
YES    X     NO
      ---        ---


(3) It is anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
YES          NO   X
      ---        ---

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     [IF  THE  ANSWER ABOVE IS YES, THEN USE THIS SPACE TO GIVE THE EXPLANATION]

                   POINTE  COMMUNICATIONS  CORPORATION
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:          AUGUST 16, 1999               By: /S/  PATRICK  E.  DELANEY
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                                                      PATRICK  E.  DELANEY
                                                      CHIEF  FINANCIAL  OFFICER

     INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than the executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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                                    ATTENTION

            Intentional misstatements or omissions of fact constitute
               Federal Criminal Violations (See 18 U.S.C. 1001).l

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1. This form is required by Rule 12b-25 (17 CFR 240, 12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each nations securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.